                                                                File No. 70-8925

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 3 to
                                    Form U-1

                          JOINT APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

THE COLUMBIA GAS SYSTEM, INC.                  COLUMBIA ENERGY SERVICES CORPORATION
COLUMBIA GAS SYSTEM SERVICE CORPORATION        COLUMBIA ENERGY MARKETING CORPORATION
COLUMBIA LNG CORPORATION                       COLUMBIA SERVICE PARTNERS, INC.
COLUMBIA ATLANTIC TRADING CORPORATION          121 Hill Pointe Drive
12355 Sunrise Valley Drive                     Suite 100
Suite 300                                      Canonsburg, PA 15317
Reston, VA 20191-3458
                                               COLUMBIA GULF TRANSMISSION COMPANY
TRISTAR VENTURES CORPORATION                   COLUMBIA GAS TRANSMISSION CORPORATION
TRISTAR CAPITAL CORPORATION                    1700 MacCorkle Avenue, S.E.
TRISTAR PEDRICK LIMITED CORPORATION            Charleston, WV 25314
TRISTAR PEDRICK GENERAL CORPORATION
TRISTAR BINGHAMTON LIMITED CORPORATION         COLUMBIA NETWORK SERVICES CORPORATION
TRISTAR BINGHAMTON GENERAL CORPORATION         1600 Dublin Road
TRISTAR VINELAND LIMITED CORPORATION           Columbus, OH 43215-1082
TRISTAR VINELAND GENERAL CORPORATION
TRISTAR RUMFORD LIMITED CORPORATION            COMMONWEALTH PROPANE, INC.
TRISTAR GEORGETOWN GENERAL CORPORATION         COLUMBIA PROPANE CORPORATION
TRISTAR GEORGETOWN LIMITED CORPORATION         9200 Arboretum Parkway, Ste 140
TRISTAR FUEL CELLS CORPORATION                 Richmond, VA 23236
TVC NINE CORPORATION
TVC TEN CORPORATION                            COLUMBIA GAS OF KENTUCKY, INC.
TRISTAR SYSTEM, INC.                           COLUMBIA GAS OF OHIO, INC.
205 Van Buren                                  COLUMBIA GAS OF MARYLAND, INC.
Herndon, VA 22070                              COLUMBIA GAS OF PENNSYLVANIA, INC.
                                               COMMONWEALTH GAS SERVICES, INC.
COLUMBIA NATURAL RESOURCES, INC.               200 Civic Center Drive
900 Pennsylvania Avenue                        Columbus, OH 43215
Charleston, WV  25302

--------------------------------------------------------------------------------
              (Names of company or companies filing this statement
                  and addresses of principal executive offices)

                          THE COLUMBIA GAS SYSTEM, INC.
--------------------------------------------------------------------------------
                (Name of top registered holding company parent of
                          each applicant or declarant)

                           J. W. Trost, Vice President
                     COLUMBIA GAS SYSTEM SERVICE CORPORATION
                           12355 Sunrise Valley Drive
                                    Suite 300
                              Reston, VA 20191-3458
      (Name and address of agent for service)(Other Agents for Service are
                Listed on the Reverse Side of the Front Cover)



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Names and Addresses of Subsidiary Company Agents for Service:

M. A. CHANDLER, Treasurer                    S. M. NORDIN, Treasurer
Columbia Natural Resources, Inc.             Commonwealth Propane, Inc.
900 Pennsylvania Avenue                      Columbia Propane Corporation
Charleston, WV  25302                        9200 Arboretum Parkway, Ste 140
                                             Richmond, VA 23236
D. DETAR, Treasurer
TriStar Ventures Corporation                 D. L. GELBAUGH, Vice President
TriStar Pedrick Limited Corporation          Columbia Gas of Ohio, Inc.
TriStar Pedrick General Corporation          Columbia Gas of Kentucky, Inc.
TriStar Binghamton Limited Corporation       Commonwealth Gas Services, Inc.
TriStar Binghamton General Corporation       Columbia Gas of Pennsylvania, Inc.
TriStar Vineland Limited Corporation         Columbia Gas of Maryland, Inc.
TriStar Vineland General Corporation         200 Civic Center Drive
TriStar Rumford Limited Corporation          Columbus, OH 43215
TriStar Georgetown Limited Corporation
TriStar Georgetown General Corporation       N. C. Zola, Treasurer
TriStar Fuel Cells Corporation TVC Nine      Columbia Gas Transmission Corporation
Corporation TVC Ten Corporation              Columbia Gulf Transmission Company
TriStar System, Inc.                         1700 MacCorkle Avenue,. S. E.
205 Van Buren                                Charleston, WV 25314
Herndon, VA 22070
                                             D. FURLANO, Treasurer
S. T. MACQUEEN, Treasurer                    Columbia Network Services
Columbia LNG Corporation                     1600 Dublin Road
12355 Sunrise Valley Drive                   Columbus, OH 43215-1082
Suite 300
Reston, VA 20191-3458                        ROBERT GUSTAFSON, Controller
                                             Columbia Energy Services Corporation
J. W. TROST, Vice President                  Columbia Energy Marketing Corporation
Columbia Gas System Service Corporation      Columbia Service Partners, Inc.
12355 Sunrise Valley Drive, Suite 300        121 Hill Pointe Drive
Reston, VA 20191-3420                        Suite 100
                                             Canonsburg, PA 15317
J. W. GROSSMAN, Treasurer
TriStar Capital Corporation
Columbia Atlantic Trading Corporation
12355 Sunrise Valley Drive
Suite 300
Reston, VA 20191-3458




--------------------------------------------------------------------------------
                (Names and Addresses of Other Agents for Service)

The Application - Declaration as previously filed is hereby amended as follows:



ITEM III.         EXTERNAL FINANCING BY NONUTILITIES

Filing of Certificates of Notification

         The second full paragraph under Item III.B of the section titled

"Filing of Certificates of Notification" is deleted and replaced by the following:

With respect to hedging interest rate risk for anticipated debt issuances, a

Rule 24 certificate of notification will be submitted to the Commission within

10 business days following the execution of a hedge transaction in connection with any anticipated debt issuance. The report will include: the trade date; the type of hedge transaction; the notional principal amount; a description of the transaction; and the material terms of the underlying instrument. For all other hedging transactions, Columbia will submit within forty-five days following the close of each fiscal quarter, a report to the Commission disclosing: the trade date; the type of hedge transaction; the notional principal amount; a description of the transaction; and the material terms of the underlying instrument.











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                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Amendment to be signed on their behalf by the undersigned thereunto duly authorized.

         The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.

                               THE COLUMBIA GAS SYSTEM, INC.


DATE: December 13, 1996                BY: //s// M. W. O'Donnell
                                          -----------------------
                                           M. W. O'Donnell, Senior Vice
                                           President & Chief  Financial Officer


                           COLUMBIA GAS OF OHIO, INC.
                           COLUMBIA GAS OF KENTUCKY, INC.
                           COLUMBIA GAS OF MARYLAND, INC.
                           COLUMBIA GAS OF PENNSYLVANIA, INC.
                           COMMONWEALTH GAS SERVICES, INC.
                           COLUMBIA GULF TRANSMISSION COMPANY
                           COLUMBIA GAS TRANSMISSION CORPORATION
                           COLUMBIA PROPANE CORPORATION
                           COMMONWEALTH PROPANE, INC.
                           COLUMBIA GAS SYSTEM SERVICE CORPORATION
                           COLUMBIA NATURAL RESOURCES, INC.
                           TRISTAR CAPITAL CORPORATION
                           COLUMBIA LNG CORPORATION
                           COLUMBIA ATLANTIC TRADING CORPORATION
                           COLUMBIA ENERGY SERVICES CORPORATION
                           COLUMBIA ENERGY MARKETING CORPORATION
                           COLUMBIA NETWORK SERVICES CORPORATION
                           COLUMBIA SERVICE PARTNERS, INC.
                           TRISTAR VENTURES CORPORATION
                           TRISTAR PEDRICK LIMITED CORPORATION
                           TRISTAR PEDRICK GENERAL CORPORATION
                           TRISTAR BINGHAMTON LIMITED CORPORATION
                           TRISTAR BINGHAMTON GENERAL CORPORATION
                           TRISTAR VINELAND LIMITED CORPORATION
                           TRISTAR VINELAND GENERAL CORPORATION
                           TRISTAR RUMFORD LIMITED CORPORATION
                           TRISTAR FUEL CELLS CORPORATION
                           TRISTAR GEORGETOWN GENERAL CORPORATION
                           TRISTAR GEORGETOWN LIMITED CORPORATION
                           TVC NINE CORPORATION
                           TVC TEN CORPORATION
                           TRISTAR SYSTEM, INC.


DATE: December 13, 1996                      BY: //s// J. W. Trost
                                                --------------------
                                              J. W. Trost,  Vice President